August 5, 2008

Mr. Criag D. Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	MedLink International, Inc. request for an extension on comments for File No. 001-31771

Dear Mr. Wilson,

We are in receipt of your comment letter dated July 22, 2008 regarding Form 10-KSB for the Fiscal year Ended Decmber 31, 2007 (File No. 001-31771).

We have reviewed the letter with our accountants, auditors and legal counsel and plan to file a response to the comments by August 22nd 2008. I respectfully request the additional 17 day in order for us to finish our 10Q filing which is due on the 15th , and then turn all of our attention to responding to the comments.

Should you have any questions or concerns please do no hesitate to contact me directly at (631) 342-8802 or jrose@medlinkus.com.

Regards,

/s/ James Rose
James Rose
Chief Financial Officer

11 Oval Drive, Suite 200B
Islandia, NY 11749
Tel: (631) 342-8800
Fax: (631) 342-8819
www.medlinkus.com